EXHIBIT 99.3

CORPORATE PARTICIPANTS

Nandan Nilekani

Infosys Technologies - President and CEO

Kris Gopalakrishnan

Infosys Technologies - COO

Mohandas Pai

Infosys Technologies - CFO

Basab Pradhan

Infosys Technologies - SVP

Hema Ravichandar

Infosys Technologies - SVP

Akshaya Bhargava

Progeon – CEO and MD

James Lin

Infosys China - CEO

PRESS CONFERENCE PARTICIPANTS

Balaji

Rediff

Saikat

Bloomberg

Madhavan

Reuters

Harichandran

Business Standard

Raghavendra

Times of India

Gayatri

Doordarshan

Subu

Economic Times

Srinivasan

Associated Press

Infosys Press Meet

Q4 & Annual Results Press Conference

April 14, 2005

Moderator

Good afternoon everyone. I welcome you all to Infosys 4th quarter and annual results press conference. I shall quickly take you through the agenda. We shall begin the proceeding with a press conference by an overview by Mr. Nandan Nilekani on the company’s financial performance. This will be followed by a detailed presentation on the company’s operational performance by Mr. Kris Gopalakrishnan. He will also cover areas like client acquisition, HR, etc. Mr. Nandan Nilekani will thereafter provide the outlook for the coming year. This will be followed by the Q&A. As usual, please press the black button in the panel in front of you to ask the question, and please give your name before asking the question. Over to Nandan and Kris.

Nandan Nilekani

Good afternoon and welcome to this new year, new beginning. but some things don’t change. I will begin by giving the brief overview of the performance for the fourth quarter. Now this quarter, Indian GAAP income year to year growth was 47.3%, and for the year it was 46.9%. PAT from ordinary activities this quarter, the growth was 53.2% and for the year it was 48.5%. On US GAAP, our year to year growth in revenues was 50.2% for the quarter, and 49.8% for the year. And net income for this quarter on US GAAP was 64.9%, and for the year 55.2%, but this is also because as you know we had an extraordinary income this quarter from sale of Yantra shares of $11 million.

New clients this quarter were 37. Repeat business 92%. Net additions this quarter is at 1521, which is lower than the previous quarter. So overall, by the end of the period the Infosys head count was at 36,750.

For Q4, Indian GAAP on a consolidated basis across all our units, income was 1987 crores with an operating profit of 666 crores. Profit from ordinary activities of 513 crores, and as I mentioned to your earlier, net of taxes we had Rs. 45 crores in exceptional item from the sale of our investment in Yantra, and the total PAT for the quarter after including the exceptional is at Rs. 558 crores. On an annual basis, the year we have closed at Rs. 7129 crores, which as I told you is a 46.9% growth. Our total operating profit for the year of Rs. 2335 crores. PAT from ordinary activities of Rs. 1846 crores, and including the Yantra income, the PAT is at Rs. 1891 crores.

The balance sheet today is at Rs. 5318 crores with fixed assets of Rs. 1500 crores, and current assets including cash at Rs. 3000 crores, and the overall total assets at 5318 crores.

With this I will request Kris to go through the operational performance.

Kris Gopalakrishnan

Thanks Nandan and good morning to every one of you. We have seen a dip in the revenue from North America from 66.6% last quarter to 63.9%. We have seen an increase in revenue from Europe as well as rest of the world. Actually Europe has gone up from 22.1 to 23.3% and rest of the world has gone from 9.2 to 10.8%, India remains constant.

Our utilization is in the range we target, we look at high 70s, low 80s as our range for utilization. So the utilization excluding trainees is 76.6%, and including trainees is 73.2%. Remember that we have had significant additions to employees this year.

Revenue by project types, slight decline in fixed price projects, consequently the time and material has gone up little bit. Our revenue from onsite has come down to 48.1%. Offshore has increased, and this is a clear trend. Over the last four quarters we have seen onsite going down and offshore going up.

The distribution across clients, the top client is 6.3% of revenues. Top 5 clients is 21.2%. Top 10 clients is 33.8%. More importantly, the number of million dollar relationships have gone up from 156 to 166, and if you look at everyone of the numbers below, you see an improvement. Five million dollar relationship going up from 65 to 71; 10 million, 37 to 42; 20 million, 18 to 19; 30 million....etc… and we have one relationship which is $ 80 million plus.

We have added, as Nandan already indicated, 37 new clients. Total number of clients is 438. Across all the industry verticals, we have seen significant additions. Here are some examples, I will not go through each one of them, but from a technology perspective we have invested in RFID and we have started some very interesting assignments in this area. Large projects will take some time to happen in RFID, but as Infosys is one of the early adopters of this technology, we are seeing now projects in this area and from a diversified set of industry.

In distribution and retailing, we are doing some interesting work. For example, for a leading food distribution corporation, we are doing an end to end supply chain transformation solution. Our focus is to do more and more end to end solutions, and this is an example of that.

For telecommunication service providers, we are doing very interesting work across the globe. This is one of the fastest growing industry verticals. We saw a decline in the financial services vertical and an increase in the revenue from, especially the communication service provider space.

In the mortgage and insurance services, we are doing a web-based risk management program. The whole area of risk management is actually, across the financial services, is very active, especially with Sarbanes-Oxley implementation etc. And some interesting work has started in this area, and we hope that some time in the future this is going to result in some more spending on IT, from risk management side.

Finacle continues to do well and has had significant wins across the globe, and in developed markets, we are seeing some wins for Finacle - Australia, Western Europe, etc.

The gross addition for this quarter was 2506, out of which 969 people were experienced people. The total number of employees is 36,750 as of March 31. 1,240 employees belong to the banking business unit. We incurred Rs. 244 crores during the quarter as capital expense. Currently we have capacity for 33,511 employees, and we are constructing, under completion we have space for 16,615 professionals, so we have kind of accelerated our build out in creating space for employees.

Nandan Nilekani

Let me go into the outlook for the future. Now for the quarter ended June 30, 2005, we expect income from ordinary activities to be between Rs.2002 crores to Rs.2020 crores. On an annual basis, this is a growth of 32-33%, that is on a year to year basis. But on a sequential basis, this is essentially flat. We are given a guidance of sequential growth between 0.7 to 1.6%. The earnings per share from ordinary activities is expected to be Rs.19.30, which is year to year growth of 33%. On a quarterly sequential basis the earnings is flat. For the year, we expect income from ordinary activities to be between Rs. 8890 crores to Rs. 9029 crores which is a growth rate of between 25-27%, and the earnings per share from ordinary activities is expected to be Rs.84.6 to 85.9, which is a growth of 23-25%. Now in dollar terms, we expect the dollar growth to be between 28-30%, and we expect our annual revenue for the year to be between $ 2.038 billion to $ 2.07 billion, and the growth in dollar terms is 28-30%, growth in rupee terms is 25-27%, because essentially we have converted at a conversion rate of 43.62, which is slightly higher than the average of last year’s rupee-dollar, and therefore the rupee growth is lower than the dollar growth.

So I think, in substance we expect the first quarter to be flat. We have articulated a couple of reasons for that. One is the fact that our customers are preoccupied with compliance issues which is causing some kind of a pause in some of the projects that are starting up, and it is also because we have some of our large customers have some organizational things happening. We believe both these things are temporary, it will show itself up in the first quarter with a flat performance, but we expect second and third and fourth quarter to pick up, which is why we are very comfortable with our annual guidance of 25-27% in rupee terms or 28-30% in dollar terms, whichever way you want to look at that.

So to summarize, I think we have been proactive in taking steps in transforming the way we manage our large accounts. As you know, you saw the data on the large accounts we have. We have to continue to see how we weave all our intellectual capital, all our services together, so that we get the best possible benefit. The good news for us is that increasingly more and more of our customers are not seeing us just as a vendor, but they are seeing us as a long term strategic partner who is integral to their success, who can offer a wide range of services, who can bring business value to the table. We also expect the pricing to be stable. This quarter we had a small uptick in pricing, but when we take a view of the next year, we expect pricing to be stable. The other important thing is that, over the last couple of years, as you know, we have brought in fairly dramatic improvements in the way we do compensation. We have brought in a lot of variability in compensation, and this is now kicking in, and we believe that we now have a good model to align employee benefit, employee cost, as well as the growth of the business, and as you know we have invested back in the business to develop engines of growth. We have invested $20 million in Infosys Consulting. We have invested in China. We have invested in Australia. We have invested in Progeon. And we have invested in our own verticals, new services like IVS, IMS, SI, and so forth. Infrastructure management for example we have a major center in British Telecom in Pune, so we are doing a lot of things to develops engines of growth, and we think that our investments in growing all this have yielded returns both in terms of revenue as well as valve differentiations.

With that I come to the end of the presentation, and we will be happy to take questions. Thank you.

Balaji

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Mohandas Pai

Balaji, what do you want in performance, you want the revenues?

Male participant

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Mohandas Pai

Hard thing to order. Progeon has done Rs. 191 crores revenues with a net income of Rs. 30.06. Australia is at Rs. 303 crores. They have broken even. Consulting is Rs. 21 crores, they have a loss of Rs. 33 crores. China has got Rs. 8 crores revenues, with a loss of Rs. 8 crores.

Saikat

Saikat from Bloomberg. I just wanted to ask you about a little more clarification on that Okay go ahead.

Akshaya Bhargava

Just to add to what Mohan said about Progeon. In the last quarter, Progeon did Rs. 63.6 crores in revenues, and the net profit after tax was Rs. 16 crores. I think that is significantly up from the same quarter last year. We added two new customers, taking our total customer count to 19. And the number of people were 3,966, which is just a little below 4,000, which is up from 3,422 the quarter before.

Saikat

I just wanted to ask you, how long, you mentioned about this Sarbanes-Oxley thing, how long do you think this will go on, this compliance thing and how long will your revenues be impacted because of the customer focus on this compliance.

Nandan Nilekani

Well, first of all, as you know, at Infosys, financial services is a big part of our business, you know, close to 40% of revenue today is from financial services, and lot of our customers in that area have this compliance issue. One is of course the Sarbanes Oxley Act, but specifically in the financial services we have other acts like the Anti-Money Laundering bill and the Patriots Act and so forth. So it is definitely a bit concern for them and that is part of the reason. The second reason we have also said is that in a large customer, we have had organizational changes, but we believe both these things are essentially not going to have a long-term impact. In fact, if you look at our guidance, we have given flat guidance for Q1, but we expect that Q2, Q3, and Q4 to do better and therefore that is why we are giving the overall guidance of 28-30% in dollar terms and therefore we think that any impact of all this is going to be purely short term and felt mainly in the first quarter.

Madhavan

Hi, Madhavan from Reuters. I wanted to ask you more on Sarbanes Oxley because from what I understand it is a management bandwidth that is being blocked for compliance reasons which is probably holding up the kind of deal flows that you would expect, but looking at it strategically and qualitatively, what is the big picture on Sarbanes Oxley, is this is a challenge or an opportunity, how much of the internal controls issues involved in this law actually might inhibit outsourcing or how much of it might increase because you have struck a couple of deals which seem to be looking more like an opportunity than a problem, what is the perspective on this.

Nandan Nilekani

No, in fact, we have done work in this area, in compliance. We have done work in AML, which is Anti Money-Laundering bill, so we have done work in that. So in that sense it is an opportunity, but the point we are trying to make is that, the compliance focus today in large corporations has in the short term had an impact on the flow of work that we do. So I think it is an opportunity in the sense you can do that work, but it is also a fact that it is the management preoccupation. In terms of the impact on outsourcing, I do not see any impact on outsourcing at all because Infosys is also a US listed company. We also have to follow Sarbanes Oxley. We have taken the necessary steps to make that happen, and as long as both the buyer and the seller have all the traceability of relationships, contracts, revenue recognition, I do not see any issue at all.

Madhavan

You mentioned the Patriots Act also, that got me a little.., is that an issue, is there some kind of protectionist issue there?

Nandan Nilekani

There are a number of laws in the US that have been passed in the last two to three years, one of them is called the Patriots Act, one of them is Anti-Money Laundering Act, which requires reporting of flow of suspicious money in the banking system. So all these things are really adding to the regulatory and compliance issues for large US or even international banks.

Harichandran

Harichandran from Business Standard. Just wanted a clarification on the 40% revenues from financial services, does this include sales and implementation of Finacle. Part two of that question is, is Infosys developing any new products which might have a significant impact on its revenues in the coming years?

Male Speaker

What was the second part of the question?

Harichandran

The second part was, are you developing any new products that might have serious positive impact on your revenues?

Nandan Nilekani

Well, actually, this quarter was 33.8% for the banking, insurance, and financial services that includes Finacle. So last quarter was 35.2%. Well, I think we are working.., of course, Finacle is doing very well. As you know it has got lot of clients internationally, lot of western banks are now using Finacle, and we continue to provide different services in this space, but I cannot say that any particular services that stands out as such, and we are comfortable that we will have good growth in this area, but overall we are not really giving our estimates by line of business, so you just have to go by the overall growth that we have predicted of 28-30% in dollar terms for the year.

Harichandran

What I wanted to know was, this 40% includes business of Finacle.

Nandan Nilekani

See, I said about, actually the exact figure for last quarter was 35.2% and this quarter is 33.8%, so which is banking, insurance, and financial services, which includes Finacle, so that is the total business from this sector.

Male participant

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Nandan Nilekani

Well, I mean, nothing that is going to be launched in the next month or two.

Raghavendra

Hi, this is Raghavendra from Times of India. I would like to know your take on the Fringe Benefit Tax, I am told that this has not been factored into the revenues of the last year. I would like to know your views on whether you are going to initiate a dialogue with the government, or how you are seeing this whole thing because somewhere it is going to reflect in the coming quarters. The second question is on the volumes, considering Q3 to Q4, it is not as exceptional, the rate of growth rather, both in rupee and dollar terms is not as high as it was in the previous quarters, so if somebody could also comment on the volumes going forward? Thanks.

Mohandas Pai

I think we need to understand the background of the Fringe Benefit Tax. The Kelkar Committee stated in its report that the tax band needs to be widened because of Sujit Bhalla’s missing middle. Dr. Sujit Bhalla made a study on NCAER data to prove that people who earn income between 2 to 5 lakhs are not paying taxes and compliance is low, and he went on to say that the tax bracket which was set by P. C. Chidambaram in 1997 had not moved despite inflation going up by over 50% in 5-7 years. And Kelkar committee stated that you have to have a 30% tax slab at incomes above 4 lakhs. The finance minister took it up, and then put in a legislation that 30% slab comes in at 2.5 lakhs. Obviously he is going to lose revenue because he moved the slab from 1.5 to 2.5, for the top you are going to lose a whole lot of revenue, compliance could improve. So in the short term to make good, they looked down to see what could be done to bring to tax the benefits paid to people in the higher income tax slabs so that it could be made up. For example, if you are getting Rs. 10 lakhs salary and you get a contribution to superannuation fund of 15% of salary, you get Rs. 1.5 lakh which is tax free. Whereas a person who gets a salary of 2 lakhs does not get Rs. 1.5 lakh tax free, and they wanted a move to the saving, the entire saving system to an EET, Exempt-Exempt taxable system from a maybe exempt taxable exempt system or whatever it is. So they brought in this Fringe Benefit Tax and this tax exists in Australia and a few other countries like Malawi and others, smaller countries. So, there were two choices for the government on the fringe benefit tax, either to say that fringe benefit A, B..... I will come to it, that is important.. No because there is so much of unnecessary comment about that. You see, they had a choice of bringing in ABC benefit which is not under the tax slab, which as I said was paid through vouchers are paid as part of cost to company and not taxable, or to bring in a system which says that since you are going to debit certain heads of expenditure what you spend on your employees, a part of that will be brought there so that discretion income tax level will be removed. So when you look at the debits that happen, one of the debit says tour and travel, the government says that corporations take their employees on tour and travel abroad and pay them as a perk and they want to bring to tax a certain percentage. Now, this impacts different corporations differently. For example, for companies like us which spend about 4% of revenues on expenditure on traveling because our business comes to traveling, we have to travel, as against a company which travels sporadically, the impact could be larger. So we have represented the government that among the 11-12 items that you have, you must treat each other differently. For example, they have said that for the airline and the travel company, the quantum of money that comes to tax in Fringe Benefit level will be lower than for that corporations. So we had a series of discussion through NASSCOM. The finance minister has made a comment that legitimate business expense will not be taxed, Infosys does not have any expense in the nature of fringe benefit because cost to company is what is taxable in the hands of the employee, and therefore we think that at this point of time, based upon what the finance minister has said, we are not going to see a material impact, and there is talk about reducing the percentages that will be subject to tax. Therefore, we have not factored it in.

Raghavendra

Can I ask something very simple for a change. I wanted to ask you about the operating margins, quarter on quarter what has been the improvement in the numbers, and also what is the outlook on capital expenditure for the new year?

Mohandas Pai

Under Indian GAAP, quarter on quarter there has been a small increase, if you look at the consolidated figures, our fourth quarter is 33.5% PBIDT as against 32.9%, it has gone up by 0.6%, and it has gone up primarily because our sales and marketing has come down to 5.9 to 6.2, and at the gross profit level is up at 47.6. But these are very marginal things that happen quarter to quarter. I would not read a trend. If you look at capex, last year we spend Rs. 831 crores, this year we are going to spend Rs. 950 to Rs. 1100 crores, that is the range that we are going to spend. Last year we added 10,381 seats, and this year we are going to add 20,000 seats.

Male participant

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Mohandas Pai

Yeah, Rs. 950-1100 crores is full year consolidated and mostly in Infosys.

Male participant

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Mohandas Pai

Yeah, right now we have 36,750 employees, we have about 33,000 odd seats, we are short of seats. So we have to clear the backlog and hopefully create more capacity, so when you grow there is capacity to grow into. Right now there is no capacity to grow into.

Female participant

I want to ask this question. This hacking of back accounts by some of the BPO company’s employees, has it taken the shine off IT sector. What kind of regulation and what kind of framework would IT companies would like to create so that BPO as a sector does not suffer?

Basab Pradhan

See, what has happened is, I think all of us know about the MphasiS case. Now, the few things that you must consider in this that this kind of cyber crime could happen anywhere in the world and is happening everywhere in the world, in many places in the world. There are many well known cases in the last two or three months where identity theft involving many more people than compared to the number of account holders that the MphasiS case is talking about. So from our perspective this is in a way actually away. This is an incident where India has been able to demonstrate. First of all we have brought those people to book, right? The people who actually committed this crime. The investigations are going on, and from all that we hear in the press, the police and the investigation authorities seem to be fairly well versed with the nature of the crime, how it is committed, how to catch these kind of criminals. All this has actually been seen in certain sections of the press in the western world as positive, right? I mean, there was one press report that I read which said that, this is an American press report, which said that this place called Pune which I have never heard of, has a cyber crime unit, and then he goes on and says, my home town in the US does not have one. So, good for them. I mean, if you have a way to actually catch and prosecute such people, that is the legal framework that will strengthen our ability to deal with these situations. There will always be a lot of, you know, there are people who are anti-outsourcing, who do not think this is a good thing. They will use, try to use this as a leverage. But long-term, I do not see this, we do not see this as something that will impact India as a destination for outsourcing.

Male participant

Hi, once again. Wanted to ask you little more clarity on the, you mentioned the top 10 clients that are facing reorganization or something. I wanted to know whether is this going to be largely restricted to the first quarter like what you said in SOX, and my second question is about the rupee and how much hedging has been done, if you can, what are your expectations on the rupee sides.

Nandan Nilekani

I did not say top 10, I said a couple of clients among our top clients, just 2 or 3 clients where there are some these organizational changes. Second, yes, we expect the effect of this to be short term, which is why we are saying that first quarter will be flat, but going after that we are going to see a growth which is why we are saying for the year we are expecting dollar term growth to be between 28 to 30%. I will ask Mohan to reply on the rupee-dollar…

Mohandas Pai

We have taken 43.62 as a rupee dollar translation rate for the entire year. It is less than the average rates for the previous year and that is why you see the gap between US GAAP growth numbers and Indian GAAP growth numbers. Last time I think it was 44.35 or thereabouts, now it is 43.62 and there is a difference in the growth rates. We have about $ 353 million of forward cover, since we marked to market the entire forward cover at 43.62, that is the rate at which we are carrying in the books.

Male participant

Can we know how the Rs. 1,100 odd crore are going to be spent this year?

Mohandas Pai

We are going to expand the seat capacity, we are going to invest heavily into technology, these are the two large areas where we are going to expand and we are going to expand our China office. China will grow to about 1,000 people from more than 100 people at this point of time and we need build offices for that.

Madhavan

I wanted to ask you something, may be Nandan or Hema can answer this. It is more about the whole thing on multinationals coming in a big way. Now that you have a demand revival in the industry in outsourcing, but have you lost relative to companies like Accenture or IBM, the offshore advantage in a strategic sense because they are all here hiring away, and what does this say for about your mid-level attrition.

Nandan Nilekani

I will ask Hema to comment on the attrition and middle level.., in fact, I think our attrition this quarter is lower then ever before, lower than the last two quarters. I think this goes back Madhavan, to the whole issue of business model, and let me repeat what we have been seeing now for sometime. We believe that a Global Delivery Model based IT service organization has fundamental value proposition because they deliver higher quality at a lower cost, basically produces more business value. This is now accepted unequivocally by everybody in the game, whether it is customers, competitors, employees, everybody has understood that this model is inherently superior. This is precisely the reason why multinationals have come in here. However, Global Delivery Model is something that is best done by an organic growth. You start and build that model. If you have a company, which is based on a legacy model, which is the old model of doing business, it is not that simple to graft the Global Delivery Model on that and it has other implications about internal conflicts, about cost structure, about power issues and all that. So fundamental we believe that organically built global delivery in our model is fundamentally superior to trying to re-jig some old model, obsolete model and trying to make it work this way.

Female speaker

Can you throw some light on Yantra Corporation. $ 11 million received from sale of investment in Yantra Corporation.

Hema

Hi, attrition for this LTM on the last twelve months basis actually has come down. We closed out last quarter at 10.3%, this quarter is 9.7%, and even if take the trend across for the last few years, you will see that the attrition this year at 9.7% is lower than last year, year end figure of 10.45%. So on attrition we are actually seeing a continuous declining trend. Our top reasons for attrition also continue the same - it is perceived better opportunity, higher studies and personal reasons, the top three reasons remain the same, and specifically to your question of whether we are seeing increased attrition to certain specific companies, no, we are seeing no such trend.

Female speaker:

On this Yantra Corporation in which you have sold your investment, please throw some light on it. What kind of business was it?

Kris

Yantra, as you know, was spun off from Infosys in 1994-95 timeframe. Further there have been investments by different funds into Yantra, so it was an independent company where Infosys had some share holding. Yantra got acquired by a company called Sterling, and as part of their acquisition we got our shares also transferred to Sterling and this is the proceeds from that.

Subbu

This is Subbu from the Economic Times. Can we have an update on the ADS issue please?

Kris

See we are in discussions with the bankers and we will take our decision at the appropriate time. We do not have any date or anything we can disclose at this point.

Srinivasan

This is Srinivasan from the Associated Press. Nandan, could you tell us on the operational side, the trends that you are going to see in the next one year in terms of sectoral growth, which sectors do you think will grow more than the others and which regions do you think will grow more than the others, and the 5% entirely fresh business that you are getting how do you expect that to grow?

Nandan

Well, some of the sectors where we are seeing strong growth, one is in the communication service provider space, where we have a large number of clients across the world who are rolling out new technologies and you know, Voice over IP and IP based network and so forth. The second one where we are seeing robust growth is in the whole automotive and aerospace area where again we are seeing global growth. Geographically we see growth in Europe and in Asia, Europe and in Australia. In Australia we are seeing a lot of interest from the financial services sector in Australia. In Europe we are seeing more companies including financial services approaching into outsourcing arrangements. We are seeing lot of growth in our resources, energy and utilities area. We are seeing lot of growth in transportation and logistics. We are seeing lot of growth in our hi-tech discrete manufacturing, so I think we are seeing growth in many areas, and we also are seeing regular growth in our banking, capital markets, insurance, and healthcare. But I would say my gut sense is that the two fastest growing areas we see, they aren’t the biggest and certainly the fastest growing is the communication service providers and automotive and aerospace. Entirely, new business is going to happen across these markets, there is no specific thing I can point out.

Male participant

If I can have a followup, US on the one side and rest of the world on the other side, you think Europe and Asia will grow faster, if you can discuss that issue a little more briefly? Why do you think Europe and Asia will grow faster and what is happening in the US vis-a-vis these markets?

Nandan Nilekani

No, I do not think we should read some huge macro conclusion on this.

Male participant

Mr. Pai mentioned as part of the capital expenditure which would be on technology, would you want to elaborate on that? Just a related question, in the manufacturing industry people look at what percentage of revenues they invest on R&D and so on, can you think about equivalent for the IT services industry and may be also talk about that?

Kris

We constantly invest in our technology infrastructure, for example, in the last one year we have increased the capacity of our data communication links to US to 90 MB, it was about 20 MB we went up to 90 MB. We also created redundant direct communication links from Chennai over and above what we have from Bangalore, so we have two hubs in India now, in Bangalore one hub and Chennai another hub. We have also increased the number of laptop or notebook computers we give to our employees. Today we have more than 10,000 notebook computers distributed across the various centers. We have increased the number of tools we provide, we use in our software development. We have also started using wireless Local Area Network, providing remote accesses to our employes through wireless network and things like that. We also started using Voice over IP for our internal use across our offices and things like that. So there is lot of investment going on to the technology infrastructure. We expect to spend about Rs. 250 crores in the coming year on technology. A good indicator for a knowledge-based company on both R&D as well as in capability building is how much we spend on both training and research and development. We spend about 6 to 8% on training and R&D in a typical year.

Male participant

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Mohandas Pai

Yeah they announced that, it is going to come on the 2nd, there is going to be a function on 2nd, but a part of that crossing is the nice area, there appears to be a court case, because this, you know, the elevated highway is supposed to come down in the area where the Nice road meets the Hosur road, they are sorting it out, but I think it is firm the state government has committed Rs. 100 crores, the Electronic city association has committed Rs. 100 crores to the securitization of toll for the next 15 to 20 years. Hopefully, it will be a very innovative structure, and it is on right now.

Female participant

The IT sector has been clamoring for road space and the state government is now widening roads cutting some 700 trees, any ‘prayashchth’?

Mohandas Pai

Well, I think we cannot do ‘prayashchth’ because we do not know where the trees are being cut and may not be for us, but Gayathri honestly I think all the campus IT company have an environment policy. For example in Mysore we have planted 25,000 trees. We have built ground water recharging areas. We have built a lake to recharge the ground water. Here too we recharge the ground water, we recycle waste water. We make sure that we buy the best equipment in the world to save on power. To tell you some of the technological things that we have done to save on power is amazing, nobody in the country has got this kind of equipment, and we also shred paper, we do many many small things on our own bit, but we are not responsible for somebody cutting trees in the city. It is the government, because everybody uses the city. In a city of 7 million people we are just 250,000 people. We contribute, you know, IT in Karnataka is 22% of the state domestic product. Bangalore is 60% of the state domestic product. That means we contribute 33% of the domestic product of Bangalore, 250,000 people contribute 33% of the whole value of services and output in Bangalore city, is enormous.

Male participant

Nandan, one question. The Chinese Prime Minister spoke of the benefits of Indian software and the Chinese Hardware industries coming together, what is your take on it?

Nandan Nilekani

I think we are happy that the Chinese Prime Minister spoke about that, I think when Zhu Rong Ji visited Infosys a couple of years back he spoke on very similar grounds, and I think it is clearly a recognition of the Indian IT services industry and the reputation they have built in China, and we ourselves are very happy with the progress we are making in China. We have James here, who is CEO of Infosys China, and we think that there is lot of merit in trying to bring the two countries together in technology.

Nandan

May be James you can just give a few words on the China initiative?

James

Right now, the China last quarter we were 84 people, now we are up to 122, plus 30 Indian deputees. So we are one of kind very special unit in China. There is a mixture of Indian expertise with Chinese talent together. So the collaboration is happening, the talent is being build up, and we will go to 1000 people this year. Also, we are building a program with ministry of education in China, and we are sending 100 senior students here for year for the internship and they will go to Mysore for training, plus will go though every business unit as part of the business practice here. So the co-operation is happening.

Male participant

Just one question please....

Female speaker:

Shall we continue that after because the spokespeople are going to be available here.

Male participant

All right thanks.

Female speaker:

Okay. Thanks for joining us. Please join us for Lunch outside.